EXHIBIT 99.1

Stantec awarded two lots on South West Water’s AMP 8 Engineering Consultancy Framework

On the back of significant success for Stantec in the South of England, the firm will support South West Water, Bournemouth Water, and Bristol Water throughout AMP 8.

EDMONTON, Alberta and LONDON, United Kingdom, Nov. 08, 2023 (GLOBE NEWSWIRE) -- Stantec, a global leader in sustainable design and engineering services, has been named as a supplier for two lots on South West Water’s Engineering Consultancy Framework. Following a competitive tender process, South West Water Limited awarded Stantec positions on its Project and Programme Management and Engineering Design Service lots.

South West Water, Bournemouth Water, and Bristol Water are all part of South West Water Limited. Bristol Water supplies clean water to approximately 1.3 million people in the city of Bristol and surrounding areas. South West Water’s region is more than 11,100 km2, serving around 1.8 million residents, and Bournemouth Water provides drinking water to approximately 500,000 people from the port town of Poole to Beaulieu. The Engineering Consultancy Framework will see Stantec’s interdisciplinary specialists working on improvement and resilience projects across all regions served throughout the AMP 8 period.

Stantec has worked closely with South West Water throughout AMP 7 on its existing Strategic Consultancy Framework, helping support multiple environmental and engineering projects. At the same time, Stantec has significantly boosted its presence and capabilities in South West England.

On Lot 1 (Project and Programme Management), Stantec’s project managers will be supporting the management of capital delivery programs and end-to-end delivery processes, offering additional resource for the internal Capital Delivery Team.

On Lot 3 (Engineering Design Services), the firm will employ its cross-sector teams to supply a range of technical advisory, survey, feasibility and optioneering services, and offer additional resources for internal engineering teams. Stantec’s specialists will help inform and complete designs for vital capital schemes across the regions.

Sally Walters, Stantec operations director, commented: “We know South West Water needs the best engineering consultancy resources in the market to support its ambitious AMP 8 program. Our local knowledge and expanding presence in the region, coupled with our national and global interdisciplinary specialisms puts Stantec in an excellent position to support this ambition. Our teams are perfectly placed to meet South West Water Limited’s requirements over the next period.”

Jon Cooke, Stantec regional director, added: “At Stantec, we take pride in helping guide our water sector clients towards cutting-edge solutions and technology that will help them become more resilient, more efficient, and more sustainable. Our projects push the boundaries of what’s possible, using innovation and harnessing nature. We’re delighted to be supporting the delivery of ambitious investment strategies which will bring a wide range of benefits to communities and customers.”

Susan Davy, South West Water’s chief executive, said: “These appointments will help turn our plan – the right one for our region – into reality. We’re already tackling the challenges we face, but with greater investment we can go further and faster. We look forward to working with our partners over the years to come as we deliver the projects to meet the needs of the Greater South.”

For more information about Stantec and its interdisciplinary range of services, visit www.stantec.com/uk.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 ashley.warnock@Stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (587) 579-2086 ir@stantec.com

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